RECEIVED
2005 DEC 15 P 2:51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

05013294

SUPPL

December 5, 2005

PROCESSED
DEC 2 0 2005
THOMSON
FINANCIAL

The Securities and Exchange Commission,
The Office of International Corporate Finance,
450 Fifth Street, N.W.,
Washington, DC 20549,
U.S.A.

Re: Ping An Insurance (Group) Company of China, Ltd. - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34809)

Dear Sirs:

Enclosed please find a copy of each of the documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company incorporated in the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

dlw 12/15

If you have any questions in connection with this matter, please contact the undersigned in Shenzhen, China by telephone at +86-755-8240-4515 or by fax at +86-755-8243-1019, or Mr. William Y. Chua of Sullivan & Cromwell LLP by telephone at +852-2826-8611or by fax at +852-2522-2280.

Very truly yours,

Jun Yao

(Enclosures)

List of Information Made public, Distributed or Filed

1. CIRC Will Continue to Release Relevant Data on Its Website(first 10 months of 2005), dated November 18, 2005
2. Announcement, dated November 04, 2005
3. CIRC Will Continue to Release Relevant Data on Its Website(first 9 months of 2005), dated October 20, 2005
4. CIRC Will Continue to Release Relevant Data on Its Website(first 8 months of 2005), dated September 20, 2005
5. Overseas Regulatory Announcement(Revised), dated September 08, 2005
6. Announcement, dated September 08, 2005
7. Announcement, dated September 07, 2005
8. Announcement, dated September 05, 2005

File No. 82-34809

RECEIVED
2005 DEC 15 P 2:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 02318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated 27 August 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. for the period from 1 January 2005 to 31 October 2005 were RMB 48,284.40 million and RMB 10,648.41 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 18 November 2005

As at the date of this announcement, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, Chen Hongbo, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin, Anthony.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 02318)

ANNOUNCEMENT

CONNECTED TRANSACTIONS
CAPITAL INCREASE AGREEMENT AND
EQUITY INTERESTS TRANSFER AGREEMENT

The Board of the Company is pleased to announce that on 4 November 2005, Ping An Trust, a 99.52% owned subsidiary of the Company, entered into the Capital Increase Agreement with Ping An Securities, a 80.38% owned subsidiary of the Company, pursuant to which the registered capital of Ping An Securities would be increased from RMB1.3 billion to RMB1.8 billion by RMB500 million contributed wholly by Ping An Trust.

Moreover on 4 November 2005 Ping An Trust entered into the Equity Interests Transfer Agreement with New Horse Development pursuant to which New Horse Development agrees to transfer 0.1% equity interests in Ping An Securities (after the completion of the capital increase under the Capital Increase Agreement) to Ping An Trust.

Following the completion of the Capital Increase Agreement and the Equity Interests Transfer Agreement, the equity interests in Ping An Securities held by Ping An Trust will be increased from 80.7692% to 86.2110%.

As New Horse Development is one of the promoters of the Company and a substantial shareholder of Ping An Securities, the Capital Increase Agreement and the Equity Interests Transfer Agreement constitute connected transactions of the Company under the Listing Rules, which is subject to reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules.

CAPITAL INCREASE AGREEMENT

Reference is made to the announcement of the Company dated 4 April 2005. On 4 April 2005, Ping An Trust entered into a capital increase agreement with Ping An Securities, pursuant to which the registered capital of Ping An Securities increased from RMB1 billion to RMB1.3 billion by RMB300 million contributed wholly by Ping An Trust and the percentage of equity interests in Ping An Securities held by Ping An Trust increased from 75% to 80.7692% . The completion of the capital increase under the above capital increase agreement took place on 22 July 2005.

On 4 November 2005, Ping An Trust entered into the Capital Increase Agreement with Ping An Securities, pursuant to which the registered capital of Ping An Securities would be increased from RMB1.3 billion to RMB1.8 billion by RMB500 million contributed wholly by Ping An Trust subject to the approval of the relevant PRC authorities. The capital increase in Ping An Securities will provide additional working capital to Ping An Securities and strengthen its operation. As at the date of this Announcement, there is no specific use of such additional working capital.

The additional capital contribution of RMB500 million in Ping An Securities is payable in cash upon the completion of the Capital Increase Agreement out of the internal funds of Ping An Trust. The completion of the Capital Increase Agreement is conditional on the granting of the approval of CSRC and is expected to take place by the end of March 2006. Further announcement will be published by the Company if the completion of the Capital Increase Agreement does not take place by the end of March 2006.

EQUITY INTERESTS TRANSFER AGREEMENT

On 4 November 2005, Ping An Trust entered into the Equity Interests Transfer Agreement with New Horse Development, pursuant to which New Horse Development agrees to transfer equity interests held by it in Ping An Securities which amounts to 0.1% of the total equity interests in Ping An Securities as enlarged by the capital increase pursuant to the Capital Increase Agreement to Ping An Trust subject to the approval of the relevant PRC authorities. The amount of equity interests in Ping An Securities to be sold by New Horse Development to Ping An Trust was determined after arm's length negotiation. Save as Ping An Trust and New Horse Development, each of the other holders of equity interests in Ping An Securities owns less than 2% equity interest in Ping An Securities. Therefore the Company did not approach them for purchase of equity interests in Ping An Securities.

The consideration of RMB1.8 million for the transfer of the equity interests in Ping An Securities is determined on 0.1% of the then registered capital of Ping An Securities (i.e. RMB1.8 billion) and is payable in cash upon the completion of the Equity Interests Transfer Agreement out of the internal funds of Ping An Trust. The completion of the Equity Interests Transfer Agreement is conditional on the granting of the approval of CSRC and is expected to take place by the end of March 2006. Further announcement will be published by the Company if the completion of the Equity Interests Transfer Agreement does not take place by the end of March 2006.

EQUITY INTERESTS IN PING AN SECURITIES

The following table summarizes the holding of equity interests in Ping An Securities before and after the completion of the Capital Increase Agreement and the Equity Interests Transfer Agreement:

Holder	Percentage of equity interests in Ping An Securities (before the completion of Capital Increase Agreement and Equity Interests Transfer Agreement)	Percentage of equity interests in Ping An Securities (after the completion of Capital Increase Agreement and Equity Interests Transfer Agreement)
Ping An Trust	80.7692%	86.2110%
New Horse Development	13.8462%	9.9000%
Jiangxu Baixue Electrical Appliance Co., Ltd.	2.3077%	1.6667%
Shanghai Jieqiang Tobacco Sugar & Wine (Group) Co., Ltd.	1.5385%	1.1111%
Shanghai First Provisions Stores Company Limited	0.7692%	0.5556%
Shenyang Construction Investment & Assets Management Co., Ltd.	0.7692%	0.5556%
Total:	100%	100%

INFORMATION ON PING AN TRUST

Ping An Trust, as approved by the relevant PRC governmental authorities, is principally engaged in the provision of trust services as trustee to the public in PRC which consists of short-term trading of stocks, equity investment funds and bonds, long-term equity investments and property leasing as well as managing assets in accordance with the instructions of the trust settlors for the benefit of the beneficiaries or for other specific purposes. It also acts as an investment holding company for some of the long-term equity investments of the Company and provides real estate development, management and leasing services to other subsidiaries of the Company.

INFORMATION ON PING AN SECURITIES

Ping An Securities, as a general securities company approved to be established by the relevant PRC governmental authorities, is principally engaged in the provision of brokerage services, investment banking services and assets management services in PRC, and its registered capital is RMB1.3 billion. It was wholly owned by the Company when it was established as a limited liability company in the PRC on 18 July 1996 with a registered capital of RMB150 million. Pursuant to the applicable PRC laws and regulations in 1998 which required minimum registered capital of RMB500 million for a securities company, the registered capital of Ping An Securities increased to RMB1 billion and there were new shareholders which subscribed for part of the increased registered capital of Ping An Securities in cash.

According to the PRC Company Law, the number of shareholders of a limited liability company such as Ping An Securities shall be more than two but less than 50. There is no requirement regarding minimum holding of equity interests in Ping An Securities.

Further financial information of Ping An Securities as prepared in accordance with International Financial Reporting Standards (as defined under the Listing Rules) is set out in the following table:

	For the year ended 31 December 2002 (audited figures)	For the year ended 31 December 2003 (audited figures)	For the year ended 31 December 2004 (audited figures)
Revenue	RMB42 million	RMB291 million	RMB288 million
Profit/(loss) before tax	RMB(192) million	RMB21 million	RMB9 million
Profit/(loss) after tax	RMB(197) million	RMB21 million	RMB6 million

	As at 31 December 2002 (audited figures)	As at 31 December 2003 (audited figures)	As at 31 December 2004 (audited figures)	As at 30 June 2005 (unaudited figures)
Total assets	RMB4,109 million	RMB3,798 million	RMB3,231 million	RMB3,813 million
Net assets	RMB621 million	RMB642 million	RMB635 million	RMB906 million

LISTING RULES IMPLICATIONS

Ping An Trust and Ping An Securities are respectively 99.52% and 80.38% owned subsidiaries of the Company.

As New Horse Development, which is a shareholder of the Company holding approximately 6.29% of the issued share capital of the Company, is one of the promoters of the Company, New Horse Development is a connected person of the Company under Rule 14A.11(3) of the Listing Rules. New Horse Development, holding 13.8462% of the equity interest of Ping An Securities, is also a substantial shareholder of Ping An Securities, Ping An Securities is thus a connected person of the Company under Rule 14A.11(5).

New Horse Development

New Horse Development, a company which is principally engaged in investing and establishing enterprises of various kinds, consultation of insurance, finance and investment, and investing as agency and trustee, and which holds approximately 0.18% of the issued share capital of each of Ping An Life and Ping An P&C (both being 99% owned subsidiaries of the Company), is also one of the promoters of each of Ping An Life and Ping An P&C. New Horse Development is owned directly as to 95% by Ping An Insurance (Group) Company of China, Ltd. Labor Union (which is the labour union of employees of the Group) through which employees of the Group including directors, supervisors, senior consultants, regular full-time employees and certain insurance sales agents who have made significant contributions of the Group are interested in the share of the Company.

Save for the above, there is no other connected relationship between Ping An Securities and New Horse Development and its ultimate beneficial owners on one hand and the Company and its connected persons on the other hand.

The Capital Increase Agreement and the Equity Interests Transfer Agreement constitute connected transactions of the Company under the Listing Rules, which are subject to reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules for the percentage ratios of the Capital Increase Agreement together with the Equity Interests Transfer Agreement are more than 0.1% but less than 2.5%.

If the capital increase agreement dated 4 April 2005 between Ping An Trust and Ping An Securities is also taken into account, the percentage ratios of the capital increase agreement aforesaid together with the Capital Increase Agreement and the Equity Interests Transfer Agreement are also more than 0.1% but less than 2.5%.

INFORMATION RELATING TO THE COMPANY

The Company together with its subsidiaries is an insurance group in the PRC with the ability to provide multiple financial services and products.

The Capital Increase Agreement and the Equity Interests Transfer Agreement were entered into on normal commercial terms after arm's length negotiation. The directors of the Company (including the independent non-executive directors) believe that the terms of the Capital Increase Agreement and the Equity Interests Transfer Agreement are on normal commercial terms, fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole.

REASONS AND BENEFITS TO THE GROUP

As the objective of the Company is to become one of the leading multiple financial services providers in the world and the Group offers customers a broad range of financial products and services under one band, Ping An Securities is one of the significant operating subsidiaries of the Company which provides securities services. Accordingly Ping An Trust agreed to contribute the additional capital only by itself because of the significance of Ping An Securities while the other existing shareholders of Ping An Securities would not contribute the additional capital due to their own commercial consideration. The Company, after due consideration, decided that it would increase the registered capital of Ping An Securities step by step at appropriate time. Currently, save and except the capital increase under the Capital Increase Agreement, the Company has no intention to further increase the registered capital of Ping An Securities.

The amount of the additional capital contribution of RMB500 million is determined after taking into account of the following factors:

(i) Pursuant to《證券公司管理辦法》(Measures of Management of Securities Companies) issued by CSRC on 28 December 2001, the amount of the total liabilities of a general securities company shall not exceed nine times of its net assets. Accordingly the increase of registered capital of Ping An Securities, which will increase the net assets of Ping An Securities, will enable Ping An Securities to strengthen its operation.

(ii) Pursuant to《關於推進證券業創新活動有關問題的通知》(the Notice in Relation to the Relevant Issues on the Encouragement of New Activities in the Securities Industry) (the "**Notice**") issued by CSRC on 12 August 2004, CSRC will try to apply policies and measures which encourages new development of the securities industry to qualified securities companies. CSRC will also offer preferential treatment to and simplify the relevant procedures of applications to engage in new business activities which are submitted by such qualified securities companies.

Pursuant to《關於從事相關創新活動證券公司評審暫行辦法》(Provisional Measures in relation to the Assessment of Securities Companies Engaging in New Activities) ("**Provisional Measures**") issued by CSRC on 13 August 2004, it is one of the requirements that the net capital (i.e. the sum of the weighted amounts of the assets (based on their respective liquidity) minus the total liabilities and the contingent liabilities) of a qualified securities company as mentioned in the Notice shall not be less than RMB1.2 billion. As it is beneficial for Ping An Securities to apply for the qualification of qualified securities company under the Provisional Measures, Ping An Securities will increase its net capital from RMB822 million to RMB 1,322 million after the completion of the Capital Increase Agreement and apply for the said qualification.

Pursuant to the relevant PRC securities regulations, the aggregate equity interests in a PRC securities company owned by foreign investors shall not exceed one third of the total equity interests in the PRC securities company. After the completion of the Capital Increase Agreement and the Equity Interests Transfer Agreement, as Ping An Securities will be a 85.7972% owned subsidiary of the Company, the percentage of equity interests in Ping An Securities which are indirectly interested by the holders of H Shares of the Company (holding approximately 41.30% of the total issued share capital of the Company) will be increased from 33.20% to 35.43% approximately, i.e. more than one-third. The capital increase under the Capital Increase Agreement and the transfer of equity interest in Ping An Securities under the Equity Interests Transfer Agreement are subject to the approval of CSRC. Ping An Securities will submit the Capital Increase Agreement and the Equity Interests Transfer Agreement together with the relevant documentation to CSRC for their review and approval. If CSRC approves such capital increase and transfer of equity interests, the completion of the Capital Increase Agreement and the Equity Interests Transfer Agreement will take place and such capital increase and transfer of equity interests will be exempted from the regulation regarding equity interests in a securities company owned by foreign investors. Further announcement will be published by the Company if the completion of the Capital Increase Agreement or the Equity Interests Transfer Agreement does not take place by the end of March 2006.

There will not be any change in the management of Ping An Securities after the completion of the Capital Increase Agreement and the Equity Interests Transfer Agreement. The amount of cash and cash equivalents of the Group as set out in the Group's condensed consolidated balance sheet as at 30 June 2005 in its 2005 interim report is RMB19,358 million. Accordingly the additional capital contribution of RMB 500 million represented 2.58% of such amount. The Company believes that the capital increase will not have any adverse impact on the Group.

REVISED INTERIM REPORT

Further to the Company's announcements dated 2 September 2005 and 8 September 2005, the amended version of the interim report of the Company for the six months ended 30 June 2005 has been published on the Company's website (www.pingan.com.cn) but will not be posted on the website of the Stock Exchange.

DEFINITIONS

"Board"	the board of directors of the Company
"Capital Increase Agreement"	an agreement dated 4 November 2005 entered into between Ping An Trust and Ping An Securities in respect of the increase of registered capital of Ping An Securities
"Company"	Ping An Insurance (Group) Company of China, Ltd., a joint stock limited company established in the PRC, the H shares of which are listed on the Stock Exchange
"connected person"	as defined in the Listing Rules
"CSRC"	China Securities Regulatory Commission
"Equity Interests Transfer Agreement"	an agreement dated 4 November 2005 entered into between Ping An Trust and New Horse Development in respect of the transfer of equity interests in Ping An Securities from New Horse Development to Ping An Trust
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"New Horse Development"	Shenzhen New Horse Investment Development Co., Ltd., one of the promoters of the Company which holds approximately 6.29% of the issued share capital of Company and a substantial shareholder of Ping An Securities
"Ping An Life"	Ping An Life Insurance Company of China, Ltd., a 99.00% owned subsidiary of the Company established in the PRC
"Ping An P&C"	Ping An Property & Casualty Insurance Company of China, Ltd., a 99.00% owned subsidiary of the Company established in the PRC
"Ping An Trust"	China Ping An Trust & investment Co., Ltd., a 99.52% owned subsidiary of the Company established in the PRC
"Ping An Securities"	Ping An Securities Company, Ltd., a 80.38% owned subsidiary of the Company established in the PRC
"PRC"	The People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By order of the Board
Ma Mingzhe
Chairman

Shenzhen, PRC, 4 November 2005

As at the date of this notice, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, Chen Hongbo, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin, Anthony.

"Please also refer to the published version of this announcement in the South China Morning Post"

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 02318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated 27 August 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. for the period from 1 January 2005 to 30 September 2005 were RMB 43,872.59 million and RMB 9,833.41 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 20 October 2005

As at the date of this announcement, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, Chen Hongbo, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin, Anthony.

File No. 82-34809

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 02318)

ANNOUNCEMENT

This announcement is made regarding the information concerning premium incomes of the subsidiaries of the Company to be released on CIRC's website.

Reference is made to the announcement of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") dated 27 August 2004. The premium incomes of Ping An Life Insurance Company of China, Ltd. and Ping An Property & Casualty Insurance Company of China, Ltd. for the period from 1 January 2005 to 31 August 2005 were RMB 39,093.39 million and RMB 8,567.84 million respectively. Such information will be released on the website of China Insurance Regulatory Commission ("**CIRC**") (http://www.circ.gov.cn). The figures are based on unaudited management accounts which have not been reviewed by the Company's audit committee and are prepared in accordance with accounting rules and regulations in the PRC, i.e. PRC GAAP which are different from the international accounting standards adopted by the Company in preparing its financial statement published and to be published in accordance with the Listing Rules.

As the information to be disclosed by CIRC is based on unaudited financial information, investors are advised to exercise utmost caution when dealing with the shares of the Company.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 20 September 2005

As at the date of this announcement, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, Chen Hongbo, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin, Anthony.

RECEIVED
2005 DEC 15 P
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 02318)

CLARIFICATION ANNOUNCEMENT

The Board wished to draw shareholders' and potential investors' attention to a typographical error in the Interim Report. The dates in relation to the total assets, total liabilities and total equity of the Group as of December 31, 2004 as shown in the bar charts should be stated as "Dec-04" instead of "Jun-04".

The board of directors (the "Board") of Ping An Insurance (Group) Company of China, Ltd. (the "Company") wishes to draw shareholders' and potential investors' attention to a typographical error in the interim report of the Company for the six months ended June 30, 2005 (the "Interim Report") published and dispatched to shareholders on August 25, 2005.

On page 2 of the Interim Report, there is a typographical mistake in the bar charts showing the total assets, total liabilities and total equity of the Group as of June 30, 2005 and December 31, 2004. The dates in relation to the total assets, total liabilities and total equity of the Group as of December 31, 2004 as shown in the bar charts should be stated as "Dec-04" instead of "Jun-04".

As the dates in relation to the total assets, total liabilities and total equity of the Group as of December 31, 2004 shown in the other parts of the Interim Report are correctly stated, the Company will only arrange the amended Interim Report to be published on the website of The Stock Exchange of Hong Kong Limited in due course.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 2 September 2005

As at the date of this announcement, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, Chen Hongbo, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin, Anthony.

"Please also refer to the published version of this announcement in South China Morning Post"

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
BALANCE SHEET

(As of December 31, 2004 Currency unit: RMB Million)

Table 1

ASSETS	2004	2003	LIABILITIES AND EQUITY	2004	2003
Current Assets:			Current Liabilities:		
Cash	12.01	14.26	Short term borrowings		
Bank deposits	95,330.21	85,869.27	Loans from financial institutions		
Short term investments	4,098.74	5,990.68	Handling charge payable	54.18	41.84
Interbank placements	-	-	Commission payables	501.75	454.83
Policyholder loans	544.71	296.92	Due to reinsurers	209.31	313.77
Interest receivables	717.51	578.95	Premiums received in advance	1,626.28	2,128.79
Premium receivables	680.62	529.28	Reinsurance claims received		
Receivables from reinsurers	112.87	67.40	Deposits from reinsurers	105.94	129.79
Subtotal of receivables	1,511.00	1,175.63	Deposits from customers	35.11	108.74
Less: Provision for bad debts	(64.06)	(89.92)	Salary payable	244.84	103.32
Net receivables	1,446.94	1,085.71	Welfare payable	155.01	99.21
Claims prepaid	86.32	174.07	Policyholder dividend payable	1,976.77	1,188.57
Reinsurance deposits	0.05	0.05	Dividends payable	74.22	0.29
Deposits placed with stock exchanges	33.84	89.37	Taxes payable	690.58	508.15
Other receivables	286.24	703.27	Other payables	2,773.65	1,596.10
Materials	5.96	6.27	Accrued expenses	42.47	28.31
Low-value consumables	78.45	77.80	Outstanding claim reserves	3,874.14	3,101.92
Deferred expenses	84.99	90.00	Unearned premium reserves	4,868.86	3,833.15
Net loss of current assets for treatment	-	-	Policyholders' deposits	43.09	48.79
Long term bond investments due within a year	1,702.14	1,895.72	Long term liabilities due within a year	-	-
Other current assets	731.13	3,246.20	Other current liabilities	2,443.19	2,395.25
Total current assets	104,441.73	99,539.59	Total current liabilities	19,719.39	16,080.82
Long Term Investments:			Long Term Liabilities:		
Long term equity investments	562.49	509.57	Long term unearned premium reserves	1,894.93	1,471.08
Long term bond investments	110,478.69	65,227.91	Policyholders' reserves	154,098.08	125,648.17
Long term fund investments	3,293.44	-	Long term reserves for health insurance	18,625.80	13,336.68
Fixed Assets:			Insurance guarantee fund	827.28	710.67
Fixed assets, at cost	6,948.69	6,745.08	Long term borrowings	-	-
Less: Accumulated depreciation	(2,016.60)	(1,692.57)	Long term payables	-	-
Fixed assets, net	4,932.09	5,052.51	Housing fund	-	-
Less: Provision for impairment	(301.12)	(212.97)	Other long term liabilities	12,904.81	10,060.19

Fixed assets, net	4,630.97	4,839.54	Total long term liabilities	188,350.90	151,226.79
Construction in progress	861.53	779.88	Total liabilities	208,070.29	167,307.61
Disposal of fixed assets	1.06	1.33	Minority Interests	451.97	361.29
Net loss of fixed assets for treatment			Equity:		
Total fixed assets	5,493.56	5,620.75	Paid-in capital	6,195.05	4,933.33
Intangible Assets and Other Assets:			Capital reserve	15,146.43	3,129.61
Intangible assets	78.02	58.77	Surplus reserve	5,025.65	4,634.43
Deferred assets	45.94	158.72	Including: Statutory common welfare fund	617.08	486.68
Statutory deposits	1,200.00	1,200.00	General reserve	394.51	394.51
Property secured for debts	-	-	Retained earnings	3,415.10	1,790.23
Other long term assets	13,105.13	10,235.70	Total equity	30,176.74	14,882.11
Total intangible assets and other assets	14,429.09	11,653.19			
Total assets	238,699.00	182,551.01	Total liabilities and equity	238,699.00	182,551.01

PING AN LIFE INSURANCE COMPANY OF CHINA, LTD.

BALANCE SHEET

(As of December 31, 2004 Currency unit: RMB Million)

Table 1

ASSETS	2004	2003	LIABILITIES AND EQUITY	2004	2003
Current Assets:			Current Liabilities:		
Cash	3.68	7.31	Short term borrowings		
Bank deposits	69,878.43	74,342.56	Loans from financial institutions		
Short term investments	2,277.29	4,803.43	Handling charge payable		
Interbank placements			Commission payables	501.75	454.83
Policyholder loans	544.71	296.93	Due to reinsurers	89.44	123.76
Interest receivables	564.83	545.97	Premiums received in advance	1,190.53	1,805.51
Premium receivables	0.05	0.11	Reinsurance claims received		
Receivables from reinsurers	13.44	44.39	Deposits from reinsurers	0.13	0.13
Subtotal of receivables	578.32	590.47	Deposits from customers		
Less: Provision for bad debts			Salary payable	76.42	53.83
Net receivables	578.32	590.47	Welfare payable	86.76	71.29
Claims prepaid	1.41	1.35	Policyholder dividend payable	1,976.77	1,188.57
Reinsurance deposits			Dividends payable		
Deposits placed with stock exchanges			Taxes payable	372.75	260.89
Other receivables	153.19	285.40	Other payables	949.97	1,153.41
Materials	5.87	6.16	Accrued expenses	8.03	19.43
Low value consumables	74.51	73.88	Outstanding claim reserves	1,841.33	1,354.00
Deferred expenses	67.71	71.46	Unearned premium reserves	1,619.23	1,432.59
Net loss of current assets for treatment			Policyholders' deposits		
Long term bond investments due within a year	1,702.14	1,660.15	Long term liabilities due within a year		
Other current assets		2,189.42	Other current liabilities		
Total current assets	75,287.26	84,328.52	Total current liabilities	8,713.11	7,918.24
Long Term Investments:			Long Term Liabilities:		
Long term equity investments	64.46	55.33			
Long term bond investments	105,872.35	63,145.95	Long term unearned premium reserves		
Long term fund investments	3,104.46	0.00	Policyholders' reserves	154,098.08	125,648.16
Fixed Assets:			Long term reserves for health insurance	18,625.80	13,336.68
Fixed assets, at cost	4,878.62	4,742.60	Insurance guarantee fund	444.14	406.26
Less: Accumulated depreciation	(1,254.81)	(1,033.52)	Long term borrowings		
Fixed assets, net	3,623.81	3,709.08	Long term payables		
Less: Provision for impairment	(137.13)	(63.01)	Housing fund		

Fixed assets, net	3,486.68	3,646.07	Other long term liabilities	12,903.22	10,059.40
Construction in progress	817.80	712.56	Total long term liabilities	186,071.24	149,450.50
Disposal of fixed assets	(0.01)	0.36	Total liabilities	194,784.35	157,368.74
Net loss of fixed assets for treatment			Minority Interests	10.58	11.23
Total fixed assets	4,304.47	4,358.99	Equity:		
Intangible Assets and Other Assets:			Paid-in capital	3,800.00	3,800.00
Intangible assets	56.30	42.28	Capital reserve		
Deferred assets	30.57	87.12	Surplus reserve	573.77	258.78
Statutory deposits	760.00	760.00	Including: Statutory common welfare fund	191.26	86.26
Property secured for debts			General reserve		
Other long term assets	12,940.18	10,126.97	Retained earnings	3,251.35	1,466.41
Total intangible assets and other assets	13,787.05	11,016.37	Total equity	7,625.12	5,525.19
Total assets	202,420.05	162,905.16	Total liabilities and equity	202,420.05	162,905.16

PING AN PROPERTY & CASUALTY INSURANCE COMPANY OF CHINA, LTD.
BALANCE SHEET

(As of December 31, 2004 Currency unit: RMB Million)

Table 1

ASSETS	2004	2003	LIABILITIES AND EQUITY	2004	2003
Current Assets:			Current Liabilities:		
Cash	6.93	6.41	Short term borrowings	-	-
Bank deposits	3,917.48	3,852.07	Loans from financial institutions	41.38	-
Short term investments	170.72	269.83	Handling charge payable	53.79	41.84
Interbank placements	-	-	Commission payables	-	-
Policyholder loans	-	-	Due to reinsurers	105.33	182.16
Interest receivables	20.61	22.71	Premiums received in advance	433.48	320.01
Premium receivables	672.35	522.99	Reinsurance claims received	0.00	0.00
Receivables from reinsurers	99.43	23.01	Deposits from reinsurers	105.81	129.66
Subtotal of receivables	792.39	568.71	Deposits from customers	0.00	0.00
Less: Provision for bad debts	(64.06)	(89.92)	Salary payable	167.67	46.05
Net receivables	728.33	478.79	Welfare payable	60.58	21.77
Claims prepaid	84.91	172.72	Policyholder dividend payable	-	-
Reinsurance deposits	0.05	0.05	Dividends payable	-	-
Deposits placed with stock exchanges	-	-	Taxes payable	282.03	223.15
Other receivables	139.23	129.82	Other payables	330.93	250.64
Materials	-	-	Accrued expenses	3.82	8.88
Low value consumables	3.90	3.92	Outstanding claim reserves	2,010.71	1,719.06
Deferred expenses	10.69	12.49	Unearned premium reserves	3,239.70	2,384.66
Net loss of current assets for treatment	-	-	Policyholders' deposits	43.09	48.78
Long term bond investments due within a year	-	235.58	Long term liabilities due within a year	-	-
Other current assets	-	150.00	Other current liabilities	-	-
Total current assets	5,062.24	5,311.68	Total current liabilities	6,878.32	5,376.66
Long Term Investments:			Long Term Liabilities:		
Long term equity investments	58.07	45.46			
Long term bond investments	4,461.65	2,043.52	Long term unearned premium reserves	1,894.93	1,471.08
Long term fund investments	188.98	-	Policyholders' reserves	0.00	0.00
Fixed assets:			Long term reserves for health insurance	0.00	0.00
Fixed assets, at cost	1,412.64	1,379.34	Insurance guarantee fund	383.13	304.41
Less: Accumulated depreciation	(528.48)	(458.83)	Long term borrowings	-	-
Fixed assets, net	884.16	920.51	Long term payables	-	-
Less: Provision for impairment	(67.28)	(67.51)	Housing fund	-	-

Fixed assets, net	816.88	853.00	Other long term liabilities	-	-
Construction in progress	43.74	65.02	Total long term liabilities	2,278.06	1,775.49
Disposal of fixed assets	1.07	0.97	Total liabilities	9,156.38	7,152.15
Net loss of fixed assets for treatment	-	-	Equity		
Total fixed assets	861.69	918.99	Paid-in capital	1,600.00	1,600.00
Intangible Assets and Other Assets:			Capital reserve	-	-
Intangible assets	13.63	10.86	Surplus reserve	59.28	18.67
Deferred assets	14.62	41.05	Including: Statutory common welfare fund	19.76	6.22
Statutory deposits	440.00	440.00	General reserve	-	-
Property secured for debts	-	-	Retained earnings	335.93	105.77
Other long term assets	50.71	65.03	Total equity	1,995.21	1,724.44
Total intangible assets and other assets	518.96	556.94			
Total assets	11,151.59	8,876.59	Total liabilities and equity	11,151.59	8,876.59

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
LOSS & PROFIT SHEET

(For the year ended December 31, 2004 Currency unit: RMB Million)

Table 2

Items	2004	2003
I. Underwriting income	65,661.45	67,529.77
1. Premium income	65,607.74	67,459.19
2. Reinsurance premium income	9.63	37.82
3. Subrogation income	44.08	32.76
II. Underwriting expenses	(29,909.44)	(27,929.11)
1. Payments on death and medical claims	(828.93)	(649.46)
2. Maturity benefits	(2,552.21)	(2,504.09)
3. Payments on annuities	(2,362.55)	(1,669.48)
4. Surrenders	(4,542.23)	(4,311.72)
5. Claim expenses	(6,560.64)	(6,031.99)
Less: Claims recoverable from reinsurers	1,929.03	1,737.33
6. Premiums ceded to reinsurers	(4,121.75)	(3,799.95)
7. Claims for reinsurance accepted	(17.92)	(16.58)
8. Expenses for reinsurance accepted	(3.14)	(13.73)
9. Handling charges	(876.95)	(843.52)
10. Commission expenses	(4,373.99)	(4,818.89)
11. Business tax and surcharges	(769.04)	(564.29)
12. Operating expenses	(6,099.19)	(5,606.14)
Less: Expenses recoverable from reinsurers	1,375.90	1,247.49
13. Provision for insurance guarantee fund	(105.83)	(84.09)
III. Changes in reserves	(38,883.77)	(42,343.66)
1. Provision for outstanding claim reserves	(3,874.14)	(3,101.92)
Less: Write-back of outstanding claim reserves	3,101.92	1,871.49
2. Provision for unearned premium reserves	(6,763.79)	(5,304.23)
Less: Write-back of unearned premium reserves	5,304.23	4,850.47
3. Provision for policyholders' reserves	(167,142.92)	(135,780.05)
Less: Write-back of policyholders' reserves	135,780.05	99,628.22
4. Provision for long term reserves for health insurance	(18,625.80)	(13,336.68)
Less: Write-back of long term reserves for health insurance	13,336.68	8,829.04
IV. Underwriting profits	(3,131.76)	(2,743.00)
Add: Investment income	2,986.22	2,607.63
Interest income	3,884.80	3,720.43

Other income	510.22	358.30
Foreign exchange gain/(loss)	1.25	0.34
Less: Interest expenses	(21.88)	(18.89)
Policyholder dividends	(843.01)	(987.64)
Other expenses	(20.93)	(224.31)
V. Operating profit	3364.91	2,712.86
Add: Non-operating income	29.13	27.26
Less: Non-operating expenses	(176.19)	(85.59)
VI. Profit before tax	3,217.85	2,654.53
Less: Income tax	(580.29)	(523.56)
VII. Profit after tax	2,637.56	2,130.97
Less: Minority interests	(29.48)	(24.81)
VIII. Net profit	2,608.08	2,106.16

PING AN LIFE INSURANCE COMPANY OF CHINA, LTD.

LOSS & PROFIT SHEET

(For the year ended December 31, 2004 Currency unit: RMB Million)

Table 2

Items	2004	2003
I. Underwriting income	54,876.91	58,958.92
1. Premium income	54,876.91	58,958.92
2. Reinsurance premium income		
II. Underwriting expenses	(20,528.40)	(19,947.73)
1. Payments on death and medical claims	(828.93)	(649.46)
2. Maturity benefits	(2,552.21)	(2,504.09)
3. Payments on annuities	(2,362.55)	(1,669.48)
4. Surrenders	(4,542.23)	(4,311.72)
5. Claim expenses	(1,726.03)	(1,633.55)
Less: Claims recoverable from reinsurers	519.91	568.44
6. Premiums ceded to reinsurers	(812.55)	(980.49)
7. Claims for reinsurance accepted		
8. Expenses for reinsurance accepted		
9. Handling charges	(202.55)	(255.19)
10. Commission expenses	(4,373.99)	(4,818.89)
11. Business tax and surcharges	(156.72)	(109.65)
12. Operating expenses	(3,691.96)	(3,925.92)
Less: Expenses recoverable from reinsurers	233.59	370.07
13. Provision for insurance guarantee fund	(32.18)	(27.80)
III. Changes in reserves	(37,325.96)	(41,694.51)
1. Provision for outstanding claim reserves	(1,841.32)	(1,353.99)
Less: Write-back of outstanding claim reserves	1,353.99	574.72
2. Provision for unearned premium reserves	(1,619.23)	(1,432.59)
Less: Write-back of unearned premium reserves	1,432.59	1,176.83
3. Provision for policyholders' reserves	(167,142.92)	(135,780.05)
Less: Write-back of policyholders' reserves	135,780.05	99,628.22
4. Provision for long term reserves for health insurance	(18,625.80)	(13,336.68)
Less: Write-back of long term reserves for health insurance	13,336.68	8,829.04
IV. Underwriting profits	(2,977.45)	(2,683.31)
Add: Investment income	2,848.06	2,487.58
Interest income	3,287.65	3,245.22

Other income	153.71	210.47
Foreign exchange gain/(loss)	0.08	(0.11)
Less: Interest expenses	-	(5.52)
Policyholder dividends	(843.01)	(987.64)
Other expenses	(16.49)	(218.27)
V. Operating profit	2,452.55	2,048.42
Add: Non-operating income	18.59	21.54
Less: Non-operating expenses	(86.44)	(33.74)
VI. Total Profits	2,384.70	2,036.22
Less: Income tax	(284.77)	(310.85)
Less: Minority interest		(0.18)
VII. Net profits	2,099.93	1,725.19

PING AN PROPERTY & CASUALTY INSURANCE COMPANY OF CHINA, LTD.

LOSS & PROFIT SHEET

(For the year ended December 31, 2004 Currency unit: RMB Million)

Table 2

Items	2004	2003
I. Underwriting income	10,692.81	8,459.69
1. Premium income	10,643.90	8,417.91
2. Reinsurance premium income	4.83	9.02
3. Subrogation income	44.08	32.76
II. Underwriting expenses	(8,813.08)	(7,680.38)
1. Claim expenses	(4,806.49)	(4,366.77)
Less: Claims recoverable from reinsurers	1,391.79	1,147.37
2. Premiums ceded to reinsurers	(3,271.50)	(2,787.80)
3. Claims for reinsurance accepted	(8.47)	(0.22)
4. Expenses for reinsurance accepted	(0.96)	(1.34)
5. Handling charges	(643.94)	(559.85)
6. Business tax and surcharges	(590.78)	(446.60)
7. Operating expenses	(1,947.22)	(1,480.23)
Less: Expenses recoverable from reinsurers	1,138.13	871.36
8. Provision for insurance guarantee fund	(73.65)	(56.30)
III. Changes in reserves	(1,570.54)	(642.11)
1. Provision for outstanding claim reserves	(2,010.71)	(1,719.06)
Less: Write-back of outstanding claim reserves	1,719.06	1,276.07
2. Provision for unearned premium reserves	(3,239.70)	(2,384.66)
Less: Write-back of unearned premium reserves	2,384.66	2,486.89
3. Provision for long-term unearned premium reserves	(1,894.93)	(1,471.08)
Less: Write-back of long-term unearned premium reserves	1,471.08	1,169.73
IV. Underwriting profits	309.19	137.20
Add: Investment income	82.89	99.76
Interest income	163.35	168.09
Other income	10.46	9.97
Foreign exchange gain/(loss)	(2.74)	(2.25)
Less: Interest expenses	(4.26)	(9.62)
Other expenses	(0.36)	(5.77)
V. Operating profit	558.53	397.38
Add: Non-operating income	3.29	1.70
Less: Non-operating expenses	(46.21)	(23.46)

VI. Total Profits	515.61	375.62
Less: Income tax	(244.84)	(251.18)
VII. Net profit	270.77	124.44

File No. 82-34809

分公司人壽保险业务统计表
THE STATISTICS OF LIFE INSURANCE BUSINESS OF BRANCHES

表Table4

（单位：人民币百万元，Unit:RMB1000000；万件 ten thousand）

分公司 Branches	保费收入 Premium Income														有效保单件数 Policies In Force	赔款支出 Benefit Paid							退保 Surrender
	合计 Total	个人业务 Individual Insurance						团体业务 Group Insurance						其中新单保费 Initial Premium		合计 Total	个人业务 Individual Insurance			团体业务 Group Insurance			
		人寿保险 Life Insurance Business				意外伤害险 Personal Accident Insurance	健康险 Health Insurance	人寿保险 Life Insurance Business				意外伤害险 Personal Accident Insurance	健康险 Health Insurance				年金给付 Annuity Paid	满期给付 Maturity Benefit	死伤医疗给付 Benefit of Deaths, Injury and Medical Treatment	年金给付 Annuity Paid	满期给付 Maturity Benefit	死伤医疗给付 Benefit of Deaths, Injury and Medical Treatment	
		合计 Total	分红产品 Participating	投资连接产品 Unit-link	其他产品 Others			合计 Total	分红产品 Participating	投资连接产品 Unit-link	其他产品 Others												
北京Beijing	6,132.53	4,234.04	2,654.54	399.19	1,180.31	48.59	805.70	893.32	289.44	453.82	150.06	66.54	84.34	2,909.47	249.07	607.91	1.40	249.90	156.08	98.26	6.49	95.78	544.61
上海Shanghai	6,841.05	4,461.54	1,665.28	864.08	1,932.18	50.27	718.61	1,320.93	426.40	36.86	857.67	87.28	202.42	2,426.53	348.69	1,133.74	0.46	384.18	195.79	436.78	3.27	113.26	757.71
天津Tianjin	1,583.39	1,186.52	553.97	178.94	453.61	12.87	232.21	115.69	58.96	0.56	56.17	14.75	21.35	473.68	104.57	229.26	0.18	101.07	48.17	49.52	8.13	22.19	146.31
广东Guangdong	3,637.58	2,442.20	1,280.13	221.48	940.59	90.92	548.89	428.74	334.72	1.31	92.71	73.33	53.50	1,458.51	159.92	548.17	0.12	179.83	129.07	163.76	1.42	73.97	450.62
深圳Shenzhen	1,409.23	1,073.48	459.13	103.37	510.98	25.73	164.82	102.80	55.64	0.12	47.04	29.73	12.67	455.69	38.68	150.18	0.61	81.60	23.00	29.73	0.68	14.56	115.16
辽宁Liaoning	2,629.94	2,042.22	1,068.93	150.32	822.97	17.38	318.41	222.73	78.51	-	144.22	16.47	12.73	980.93	151.19	479.66	59.57	86.44	83.92	228.92	0.12	20.69	162.01
大连Dalian	1,438.52	1,082.97	410.54	250.20	422.23	16.19	258.96	56.43	44.27	5.67	6.49	13.89	10.08	355.01	89.82	191.27	56.52	52.28	55.48	13.46	0.08	13.45	120.88
吉林Jilin	1,112.57	812.91	454.78	45.22	312.91	8.48	128.77	152.88	24.32	0.01	128.55	6.34	3.19	492.27	55.75	101.33	0.01	54.01	36.65	5.77	0.27	4.62	71.43
湖北Hubei	1,396.94	848.15	410.54	72.86	364.75	13.60	228.65	266.19	124.97	0.20	141.02	18.05	22.30	513.07	89.08	159.19	0.14	61.22	53.87	28.18	0.01	15.77	234.55
江苏Jiangsu	4,122.78	2,987.66	1,780.57	278.24	928.85	36.78	650.30	385.72	304.17	4.16	77.39	32.44	29.88	1,502.95	250.53	900.87	1.84	181.26	119.51	516.38	47.02	34.86	311.57
青岛Qingdao	3,302.94	2,449.82	1,590.51	160.35	698.96	39.94	599.84	140.91	118.34	10.36	12.21	47.37	25.06	1,201.58	219.69	465.99	0.09	202.41	132.36	96.91	0.22	34.00	205.22
浙江Zhejiang	2,372.33	1,688.50	1,066.15	172.45	449.90	40.43	352.13	234.32	142.53	46.51	45.28	37.76	19.19	710.63	116.59	274.52	0.07	134.68	77.94	41.00	0.07	20.76	230.12
福建Fujian	1,858.44	1,339.19	896.73	108.95	333.51	23.96	302.77	130.23	59.12	2.07	69.04	18.54	43.75	625.93	92.17	212.91	68.10	22.95	65.75	11.96	0.10	44.05	102.08
广西Guangxi	477.02	283.26	157.17	22.87	103.22	5.22	65.64	108.21	56.75	-	51.46	12.18	2.51	176.61	27.78	49.61	0.01	19.82	14.88	10.92	0.77	3.21	47.84
海南Hainan	216.19	158.22	79.89	8.19	70.14	1.94	24.26	25.47	12.60	-	12.87	4.50	1.80	69.15	8.34	15.93	0.01	9.37	2.86	1.34	0.01	2.34	19.01
云南Yunnan	793.12	314.02	143.36	31.22	139.44	6.51	78.07	361.91	84.21	-	277.70	14.95	17.66	429.07	27.29	109.20	0.09	26.68	19.74	48.50	0.30	13.89	47.65
陕西Shanxi	779.33	489.53	273.91	43.07	172.55	6.76	110.58	127.96	45.35	-	82.61	41.19	3.31	248.83	50.06	88.40	0.01	32.86	27.86	18.15	0.33	9.19	51.66
重庆Chongqing	1,010.24	661.27	316.10	58.00	287.17	16.26	216.31	76.09	42.57	-	33.52	13.99	26.32	313.88	76.16	158.73	0.03	63.66	53.67	19.44	0.04	21.89	112.05

续表Table4

（单位：人民币百万元，Unit:RMB Million；万件ten thousand）

分公司 Branches	保费收入 Premium Income														有效保单件数 Policies In Force	赔款支出 Benefit Paid							退保 Surrender
	合计 Total	个人业务 Individual Insurance						团体业务 Group Insurance						其中新单保费 Initial Premium		合计 Total	个人业务 Individual Insurance			团体业务 Group Insurance			
		人寿保险 Life Insurance Business				意外伤害险 Personal Accident Insurance	健康险 Health Insurance	人寿保险 Life Insurance Business				意外伤害险 Personal Accident Insurance	健康险 Health Insurance				年金给付 Annuity Paid	满期给付 Maturity Benefit	死伤医疗给付 Benefit of Deaths, Injury and Medical Treatment	年金给付 Annuity Paid	满期给付 Maturity Benefit	死伤医疗给付 Benefit of Deaths, Injury and Medical Treatment	
		合计 Total	分红产品 Participating	投资连接产品 Unit-link	其他产品 Others			合计 Total	分红产品 Participating	投资连接产品 Unit-link	其他产品 Others												
黑龙江Heilongjiang	1,528.27	1,157.65	656.20	139.66	361.79	13.84	204.05	142.23	43.12	0.14	98.97	7.89	2.61	496.23	82.44	151.41	0.10	66.59	60.11	18.63	0.01	5.97	101.63
湖南Hunan	1,251.25	805.63	409.18	34.13	362.32	19.44	232.24	142.74	60.73	0.11	81.90	11.50	39.70	374.02	94.54	192.36	32.87	54.85	61.22	10.38	0.18	32.86	97.40
济南Jinan	746.95	413.28	217.59	52.87	142.82	6.92	126.58	189.20	47.29	-	141.91	7.69	3.28	171.05	44.25	94.59	18.98	18.10	23.54	28.11	0.24	5.62	49.55
江西Jiangxi	380.74	234.93	114.01	19.65	101.27	3.33	63.05	71.92	12.60	-	59.32	4.70	2.81	97.37	24.50	58.18	0.01	17.29	9.11	27.87	0.03	3.87	16.53
新疆Xinjiang	759.31	491.38	282.34	57.66	151.38	7.66	176.32	67.02	26.23	-	40.79	9.61	7.32	271.88	53.27	88.72	-	35.08	41.62	4.28	0.03	7.71	35.29
河北Hubei	1,747.21	1,231.76	814.34	75.65	341.77	16.07	261.62	208.21	82.32	-	125.89	18.08	11.47	540.01	114.91	148.39	0.03	71.45	52.63	12.93	-	11.35	72.42
安徽Anhui	1,279.25	875.03	543.43	17.80	313.80	12.37	257.69	105.87	31.52	3.10	71.25	16.22	12.07	358.72	97.14	207.78	0.04	94.46	48.00	44.25	2.79	18.24	119.38
四川Sichuan	1,889.42	1,141.16	703.45	56.11	381.60	32.06	320.15	282.18	176.80	-	105.38	40.04	73.83	866.70	108.65	266.25	0.06	76.15	81.33	32.23	1.19	75.29	118.78
青海Qinghai	125.48	87.74	52.61	2.06	33.07	1.16	19.86	15.25	4.93	-	10.32	0.93	0.54	47.82	8.54	13.54	-	5.66	6.69	0.77	-	0.42	6.70
宁夏Ningxia	387.26	247.26	164.71	7.89	74.66	9.11	118.19	10.54	3.61	-	6.93	1.75	0.41	134.38	26.18	43.88	10.91	0.02	31.85	0.65	-	0.45	13.32
宁波Ningbo	781.88	606.02	303.76	100.49	201.77	9.32	89.24	68.80	64.82	-	3.98	6.86	1.64	209.12	33.57	80.81	44.80	-	21.77	9.45	0.04	4.75	68.99
厦门Xiamen	438.53	310.43	162.87	25.22	122.34	5.40	87.88	18.86	17.26	-	1.60	7.44	8.52	120.60	22.38	63.13	0.01	32.20	14.66	1.00	0.14	15.12	26.84
内蒙古Inner Mongolia	509.49	365.56	277.14	13.05	75.37	3.40	64.03	64.51	15.20	-	49.31	10.02	1.97	289.49	20.40	34.54	-	14.43	12.10	4.66	-	3.35	14.81
河南Henan	822.27	297.58	194.45	2.31	100.82	2.74	44.61	466.74	366.33	-	100.41	8.61	1.99	215.15	17.91	59.89	-	17.35	8.72	31.43	0.01	2.38	18.54
山西Shanxi	344.96	219.26	144.56	19.09	55.61	2.92	46.31	71.76	19.08	-	52.68	3.60	1.11	138.71	16.20	22.90	-	9.22	7.43	5.13	-	1.12	15.03
甘肃Gansu	399.15	278.71	208.16	7.80	62.75	3.64	53.56	55.82	19.61	-	36.21	3.80	3.62	197.75	18.25	30.90	-	11.68	12.81	3.53	-	2.88	12.18
贵州Guizhou	371.35	250.65	152.83	23.58	74.24	4.00	40.27	65.57	22.97	0.01	42.59	7.37	3.49	114.03	18.01	35.45	5.26	9.33	8.98	5.91	0.12	5.85	24.37
合计Total	54876.91	37569.50	20663.84	3824.04	13081.62	615.20	8010.60	7197.72	3317.27	565.00	3315.45	715.43	768.46	19986.82	2956.52	7469.72	302.35	2478.07	1799.20	2060.20	74.14	755.76	4542.23

附注Note:

1）健康险保费收入中含健康分红。Health insurance income includes health participating insurance.

2) 短险赔款支出包含在“死伤医疗给付”中列示。Short term insurance claims are included under "Benefit of dealths, injury and medical treatment".

3) 新单保费为短期险业务保费收入与长期险首年业务保费收入之合计。Initial premium represents premium income of short term insurance and first year premium income of long term insurance in aggregate.

4) 济南仅包括济南本部、菏泽中心支公司、德州中心支公司和聊城中心支公司；山东省其余城市归在青岛。Jinan branch only consists of Jinan headquarter, Heze branch, Dezhou branch and Liaocheng branch while other cities of Shand

分公司财产保险业务统计表
THE STATISTICS OF PROPERTY AND CASUALTY INSURANCE BUSINESS OF BRANCHES

表3 Table 3

（单位：人民币百万元，Unit:RMB1000000；万件 ten thousand）

分公司 Branches	保费收入 Premium Income										储金 Deposits From Insured	赔案件数 No. of Claims	赔款支出 Benefit Paid										未决赔款 Outstanding Claims
	合计 Total	企业财产保险 Commercial Property Insurance	机动车辆保险 Automobile Insurance	货物运输保险 Cargo Insurance	其他财产保险 Others Property Insurance	责任保险 Liability Insurance	信用保证保险 Credit and Guarantee Insurance	农业保险 Agriculture Insurance	短期健康保险 Short-term Health Insurance	意外伤害保险 Accident Injury Insurance			合计 Total	企业财产保险 Commercial Property Insurance	机动车辆保险 Automobile Insurance	货物运输保险 Cargo Insurance	其他财产保险 Others Property Insurance	责任保险 Liability Insurance	信用保证保险 Credit and Guarantee Insurance	农业保险 Agriculture Insurance	短期健康保险 Short-term Health Insurance	意外伤害保险 Accident Injury Insurance	
北京Beijing	823.77	61.58	417.20	116.31	124.36	22.85	58.02	0.00	3.94	19.50	6.42	10.25	315.18	33.04	216.47	55.36	2.71	3.24	0.65	0.00	0.34	3.39	245.14
上海Shanghai	966.90	117.02	439.37	51.09	34.30	173.85	125.66	0.00	7.36	18.26	1.50	8.15	390.10	20.08	208.39	11.31	66.59	77.85	4.62	0.00	0.93	0.34	112.98
天津Tianjin	226.39	28.07	121.65	9.47	49.03	6.22	3.60	0.00	4.53	3.82	2.74	2.25	88.84	8.59	67.44	1.80	8.22	0.88	0.54	0.00	1.00	0.38	39.24
广东Guangdong	990.87	119.00	546.43	19.32	243.26	17.73	15.98	0.00	12.60	16.56	6.32	8.41	350.96	32.99	259.85	3.95	26.90	5.86	13.85	0.00	5.55	2.01	175.11
深圳Shenzhen	759.37	125.68	448.17	27.82	121.35	24.19	-3.76	0.00	2.87	13.05	0.12	3.54	426.39	39.01	178.96	8.78	15.86	11.30	168.51	0.00	1.71	2.26	111.34
辽宁Liaoning	352.18	60.17	234.33	21.00	8.98	5.78	10.65	0.00	6.15	5.11	0.99	2.48	137.39	25.16	100.65	1.67	1.14	2.61	4.31	0.00	1.46	0.40	77.59
大连Dalian	161.31	24.87	87.61	9.70	20.92	3.99	6.65	0.00	2.51	5.05	0.20	1.70	64.48	4.23	49.09	4.22	0.84	1.75	3.17	0.00	0.54	0.62	29.82
吉林Jilin	124.01	26.52	67.45	16.53	5.04	2.17	1.95	0.00	2.03	2.32	0.50	0.96	60.89	11.76	35.46	8.06	1.58	1.19	1.36	0.00	1.19	0.28	30.21
湖北Hubei	251.18	45.46	172.43	6.74	13.78	6.07	0.48	0.00	2.81	3.40	0.23	2.84	109.96	17.44	84.22	1.68	1.25	3.68	0.00	0.00	1.14	0.55	31.13
江苏Jiangsu	307.33	50.42	178.37	24.24	25.21	9.17	2.82	0.00	7.49	9.63	0.98	3.61	209.77	18.87	112.33	8.49	8.05	14.33	42.32	0.00	3.76	1.61	270.93
青岛Qingdao	421.76	61.72	290.89	13.10	30.27	5.84	2.27	0.00	6.62	11.04	11.82	5.31	247.89	70.72	157.01	3.66	3.88	4.78	3.57	0.00	2.14	2.13	66.87
浙江Zhejiang	689.65	113.52	444.47	20.92	21.24	14.08	52.35	0.00	11.05	12.03	0.30	5.70	387.28	120.38	231.03	8.96	8.28	11.26	3.50	0.00	3.07	0.79	135.65
福建Fujian	328.12	48.45	240.60	5.71	5.14	5.45	14.31	0.00	3.74	4.73	0.00	3.49	133.22	15.98	107.64	1.24	1.06	1.84	3.02	0.00	1.41	1.03	46.72
广西Guangxi	114.46	16.93	49.72	0.98	6.30	0.93	36.44	0.00	1.70	1.47	1.47	1.22	25.69	2.13	21.85	0.01	0.30	0.03	0.93	0.00	0.41	0.02	7.58
海南Hainan	35.21	4.62	22.99	2.14	1.84	0.33	1.58	0.00	0.18	1.54	0.01	0.33	45.48	1.08	9.60	3.88	30.53	0.20	0.00	0.00	0.07	0.12	6.04
云南Yunnan	262.59	31.63	204.51	5.89	8.91	2.66	2.72	0.00	2.47	3.80	0.25	5.22	109.63	6.94	94.15	0.34	5.49	0.71	0.11	0.00	1.45	0.43	24.43
陕西Shanxi	185.17	27.10	125.12	3.45	4.75	1.63	16.47	0.00	2.61	4.05	0.08	2.64	85.20	8.97	73.00	1.44	0.35	0.38	0.25	0.00	0.74	0.07	33.38
重庆Chongqing	264.39	32.90	182.89	6.24	19.33	4.79	3.34	0.00	5.76	9.16	1.96	2.93	101.93	8.63	85.31	1.40	0.33	2.07	0.41	0.00	2.29	1.48	34.35
黑龙江Heilongjiang	172.80	37.19	113.64	4.02	10.47	1.96	0.00	0.00	1.38	4.16	0.07	1.23	54.98	11.97	39.76	1.54	0.59	0.48	0.00	0.00	0.32	0.33	26.96
湖南Hunan	238.09	48.67	135.87	10.76	10.60	7.88	2.99	0.00	8.81	12.49	1.37	1.65	106.79	25.82	62.82	3.66	3.47	2.08	2.13	0.00	3.22	3.60	33.13
贵州Guizhou	97.53	15.31	64.53	2.99	9.28	2.12	0.50	0.00	1.11	1.69	0.67	0.83	28.11	3.08	22.80	0.46	0.67	0.80	0.00	0.00	0.18	0.12	12.18
江西Jiangxi	102.56	9.89	73.40	3.43	10.77	0.91	1.07	0.00	1.52	1.57	0.03	1.05	35.90	2.83	30.11	0.40	0.75	0.25	0.29	0.00	0.97	0.29	9.92
小计Subtotal	7875.66	1106.74	4661.62	381.83	785.13	320.57	356.09	0.00	99.24	164.43	38.02	75.80	3516.07	489.70	2247.95	132.30	188.85	147.59	253.54	0.00	33.89	22.26	1560.70

续表Table3

（单位：人民币百万元，Unit:RMB Million；万件ten thousand）

分公司 Branches	保费收入 Premium Income										储金 Deposits From Insured	赔案件数 No. of Claims	赔款支出 Benefit Paid										未决赔款 Outstanding Claims
	合计 Total	企业财产保险 Commercial Property Insurance	机动车辆保险 Automobile Insurance	货物运输保险 Cargo Insurance	其他财产保险 Others Property Insurance	责任保险 Liability Insurance	信用保证保险 Credit and Guarantee Insurance	农业保险 Agriculture Insurance	短期健康保险 Short-term Heath Insurance	意外伤害保险 Accident Injury Insurance			合计 Total	企业财产保险 Commercial Property Insurance	机动车辆保险 Automobile Insurance	货物运输保险 Cargo Insurance	其他财产保险 Others Property Insurance	责任保险 Liability Insurance	信用保证保险 Credit and Guarantee Insurance	农业保险 Agriculture Insurance	短期健康保险 Short-term Health Insurance	意外伤害保险 Accident Injury Insurance	
新疆Xinjiang	60.00	6.08	41.68	0.96	5.23	0.78	2.18	0.00	1.04	2.05	0.12	1.40	32.19	2.75	25.68	0.48	1.73	0.73	0.07	0.00	0.46	0.28	5.92
河北Hubei	466.66	52.14	358.53	9.31	16.71	3.90	4.58	0.00	11.19	10.29	0.55	2.63	153.49	13.78	125.45	3.11	1.92	2.12	1.35	0.00	3.73	2.05	66.14
安徽Anhui	356.67	60.98	240.00	11.48	20.10	7.71	4.72	0.00	6.38	5.31	1.23	3.44	182.04	55.74	110.34	1.57	5.92	5.07	0.41	0.00	2.52	0.47	70.48
四川Sichuan	310.41	37.43	198.69	9.00	19.25	5.64	24.59	0.00	6.56	9.25	0.09	6.88	163.67	14.94	134.31	2.38	2.91	1.21	2.36	0.00	3.53	2.03	50.92
青海Qinghai	54.24	7.45	39.87	0.40	5.13	0.11	0.00	0.00	0.35	0.93	0.00	0.25	19.23	2.61	13.87	0.08	2.44	0.02	0.00	0.00	0.13	0.09	6.74
宁夏Ningxia	43.12	4.53	33.32	1.40	0.05	0.69	0.05	0.00	0.78	2.31	0.20	0.35	13.40	1.43	10.39	0.79	0.01	0.22	0.09	0.00	0.32	0.15	6.85
宁波Ningbo	102.47	13.14	66.69	5.98	8.99	3.73	0.10	0.00	1.84	2.00	0.57	1.19	80.11	30.15	39.77	1.20	2.17	1.89	4.01	0.00	0.80	0.12	36.75
厦门Xiamen	82.73	13.10	46.91	5.92	-2.05	1.55	15.04	0.00	0.54	1.71	0.16	0.80	35.90	3.21	23.13	3.38	0.44	1.17	3.36	0.00	0.79	0.42	26.76
内蒙古Inner Mongolia	116.29	6.18	94.29	0.96	8.23	0.49	0.00	0.00	0.53	5.60	0.00	0.71	33.92	1.64	21.08	0.11	0.16	0.04	10.77	0.00	0.09	0.04	16.30
河南Henan	117.51	21.73	76.65	1.43	10.24	2.42	0.29	0.00	2.35	2.39	0.00	1.23	35.54	6.73	26.15	0.17	1.25	0.12	0.00	0.00	0.64	0.47	9.74
山西Shanxi	73.15	3.75	61.81	0.12	3.01	1.35	1.01	0.00	0.83	1.26	0.00	0.35	15.85	0.51	12.19	0.05	2.99	0.06	0.00	0.00	0.05	0.01	5.99
甘肃Gansu	35.04	5.39	23.57	0.33	2.32	0.74	1.98	0.00	0.11	0.60	0.00	0.41	12.04	2.98	8.10	0.00	0.52	0.07	0.12	0.00	0.01	0.23	3.14
东莞Dongguan	257.62	47.72	162.68	6.29	20.49	8.67	-0.25	0.00	3.52	8.50	0.00	2.71	147.53	34.06	101.12	1.00	0.45	4.30	2.97	0.00	2.53	1.09	36.49
山东Shandong	204.24	31.23	141.65	2.38	13.26	2.77	5.71	0.00	3.22	4.03	1.18	2.13	89.67	13.73	69.85	0.36	3.18	1.07	0.72	0.00	0.65	0.12	27.40
佛山Foshan	191.85	16.88	158.30	1.64	4.57	4.22	-0.39	0.00	2.33	4.28	0.86	3.13	132.50	24.57	97.52	0.13	0.14	2.53	5.31	0.00	1.72	0.57	45.67
苏州Suzhou	185.42	35.19	98.55	10.88	16.48	7.94	8.41	0.00	3.86	4.11	0.08	2.60	88.73	15.31	61.11	3.00	2.08	4.97	1.45	0.00	0.65	0.17	24.02
无锡Wuxi	110.80	20.93	70.17	4.00	12.21	1.61	-2.68	0.00	2.45	2.11	0.00	1.88	50.06	3.55	42.90	0.37	0.22	0.91	0.85	0.00	0.97	0.31	14.62
总公司营业部Sales department of Headquarter	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	4.55	0.00	0.00	0.00	4.55	0.00	0.00	0.00	0.00	0.00	-3.92
小计Subtotal	2768.24	383.86	1913.37	72.48	164.23	54.32	65.36	0.00	47.87	66.75	5.07	32.10	1290.41	227.70	922.95	18.18	33.09	26.48	33.83	0.00	19.57	8.61	450.01
合计Total	10643.90	1490.60	6575.00	454.31	949.36	374.89	421.45	0.00	147.11	231.18	43.09	107.90	4806.49	717.40	3170.90	150.47	221.94	174.07	287.38	0.00	53.46	30.87	2010.71

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 02318)

ANNOUNCEMENT

This announcement is made regarding the financial information of the Company for the year ended 31 December 2004 to be published by CIRC in the Yearbook of China's Insurance (2005).

The Company also noted that the sale and purchase of H shares of the Company between The Hongkong and Shanghai Banking Corporation Limited as purchaser and The Goldman Sachs Group, Inc. and MSCP/PA Holding Limited as vendors has been completed on 31 August 2005.

Further to the Company's announcement dated 2 September 2005, the amended version of the interim report of the Company for the six months ended 30 June, 2005 has been published on the Company's website.

Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") has been informed by the China Insurance Regulatory Commission ("**CIRC**") that the CIRC will include certain financial information (as mentioned hereinafter) of the Company, Ping An Life Insurance Company of China, Ltd. ("**Ping An Life**") and Ping An Property & Casualty Insurance Company of China, Ltd. ("**Ping An P&C**") , the two subsidiaries of the Company which are principally engaged in insurance business, for the two years ended 31 December 2004 prepared under the PRC GAAP in the Yearbook of China's Insurance (2005). The consolidated financial information of the Company and all of its subsidiaries (including Ping An Life, Ping An P&C and other subsidiaries of the Company which are engaged in other businesses) for the two years ended 31 December 2004 prepared under international accounting standards has already been published by the Company in its annual result announcement dated 18 April 2005 and its annual report for the year ended 31 December 2004 published on 28 April 2005. The differences between the information to be included in the Yearbook of China's Insurance (2005) and that in the annual result announcement and annual report are mainly due to the differences between the international accounting standards and PRC GAAP.

The following financial information of the Company and its subsidiaries will be published in the Yearbook of China's Insurance (2005) and on the website of The Stock Exchange of Hong Kong Limited:

1. the balance sheets of the Company, Ping An Life and Ping An P&C as at 31 December 2003 and 31 December 2004;

2. the profit and loss sheets of the Company, Ping An Life and Ping An P&C for each of the two years ended 31 December 2004;

3. the statistics of life insurance business and property insurance business of branches for the year ended 31 December 2004.

The Company also noted that the sale and purchase of H shares of the Company between The Hongkong and Shanghai Banking Corporation Limited as purchaser and The Goldman Sachs Group, Inc. and MSCP/ PA Holding Limited as vendors has been completed on 31 August 2005. HSBC Holdings plc becomes interested in 19.90% of the total issued share capital of the Company after the completion of such sale and purchase H shares.

Further to the Company's announcement dated 2 September 2005, the amended version of the interim report of the Company for the six months ended 30 June, 2005 has been published on the Company's website (www.pingan.com.cn).

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 8 September 2005

As at the date of this announcement, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, Chen Hongbo, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin, Anthony.

"Please also refer to the published version of this announcement in the South China Morning Post"

中国平安
PING AN OF CHINA

中国平安保险(集团)股份有限公司
PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.
(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 02318)

ANNOUNCEMENT
APPOINTMENT OF VICE-CHAIRMAN

The board of directors (the "**Board**") of Ping An Insurance (Group) Company of China, Ltd. (the "**Company**") is pleased to announce that the appointment of Mr. Anthony Philip Hope and Mr. Chen Hongbo, both being non-executive directors of the Company, as Vice-Chairman of the Board were approved by the Board on 18 April 2005 and China Insurance Regulatory Commission confirmed on 25 August 2005 that Mr. Anthony Philip Hope and Mr. Chen Hongbo are qualified for the offices of Vice-Chairman of the Board.

Mr. Anthony Philip Hope, aged 58, has been a non-executive director of the Company since November 2002. Mr. Hope was appointed Chairman of HSBC Insurance Holdings Limited in 1987 and Group General Manager of Insurance of HSBC Holdings plc (which was interested in 19.94% of the total issued share capital of the Company as at the date of this announcement) in 1996. Save as disclosed above, Mr. Hope does not have any relationship with the other Directors, senior management or substantial or controlling shareholders of the Company and does not hold any other position within the Company or the Group. As at the date of this announcement, he does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Chen Hongbo, aged 54, has been a non-executive director of the Company since June 2005. Mr. Chen is the chairman of Shenzhen Investment Holdings Co., Ltd. (which was interested in 8.77% of the total issued share capital of the Company as at the date of this announcement) since September 2004. Mr. Chen was the deputy director of Shenzhen State-owned Assets Supervision and Administration Commission from June 2004 to September 2004 and the assistant director, the deputy general director of the Economic System Reform Office of Shenzhen Municipal Government from December 1992 to June 2004. Mr. Chen does not have any relationship with the other Directors, senior management or substantial or controlling shareholders of the Company and does not hold any other position within the Company or the Group. As at the date of this announcement, he does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 7 September 2005

As at the date of this announcement, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, Chen Hongbo, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin, Anthony.

"Please also refer to the published version of this announcement in the South China Morning Post"

中国平安
专业·价值 PING AN OF CHINA

中国平安保险(集团)股份有限公司

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 02318)

CLARIFICATION ANNOUNCEMENT

The Board wished to draw shareholders' and potential investors' attention to a typographical error in the Interim Report. The dates in relation to the total assets, total liabilities and total equity of the Group as of December 31, 2004 as shown in the bar charts should be stated as "Dec-04" instead of "Jun-04".

The board of directors (the "Board") of Ping An Insurance (Group) Company of China, Ltd. (the "Company") wishes to draw shareholders' and potential investors' attention to a typographical error in the interim report of the Company for the six months ended June 30, 2005 (the "Interim Report") published and dispatched to shareholders on August 25, 2005.

On page 2 of the Interim Report, there is a typographical mistake in the bar charts showing the total assets, total liabilities and total equity of the Group as of June 30, 2005 and December 31, 2004. The dates in relation to the total assets, total liabilities and total equity of the Group as of December 31, 2004 as shown in the bar charts should be stated as "Dec-04" instead of "Jun-04".

As the dates in relation to the total assets, total liabilities and total equity of the Group as of December 31, 2004 shown in the other parts of the Interim Report are correctly stated, the Company will only arrange the amended Interim Report to be published on the website of The Stock Exchange of Hong Kong Limited in due course.

By order of the Board
Yao Jun
Joint Company Secretary

Shenzhen, PRC, 2 September 2005

As at the date of this announcement, the executive directors of the Company are Ma Mingzhe, Sun Jianyi, the non-executive directors of the Company are Huang Jianping, Liu Haifeng David, Henry Cornell, Lin Yu Fen, Cheung Lee Wah, Anthony Philip Hope, Lin Lijun, Fan Gang, Dou Wenwei, Shi Yuxin, Hu Aimin, Chen Hongbo, and the independent non-executive directors are Bao Youde, Kwong Che Keung Gordon, Cheung Wing Yui and Chow Wing Kin, Anthony.

"Please also refer to the published version of this announcement in South China Morning Post"